

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

August 7, 2009

Via U.S. Mail and Facsimile to (212) 682-0141

Kenneth G. Torosian
Chief Financial Officer
Medialink Worldwide Incorporated
708 Third Avenue, 8th Floor
New York, New York 10017

> **RE: Medialink Worldwide Incorporated**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 28, 2009**
> **File No. 000-21989**

Dear Mr. Torosian:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement

Background of the Merger, page 13

1.   On the bottom of page 13, you state that you investigated various strategic alternatives for your US-based business including a potential sale and that you had numerous discussions with a variety of companies. As of May 7, 2009 you had competing offers and, as of May 14, 2009, you were considering a letter of

intent from The NewsMarket, Inc. and a letter of intent from another company. Please revise to explain what happened between you and this other bidder (did you reject this other company's offer, did they reject your counter-offer, and, if applicable, please explain the basis for your rejection or their rejection) and whether this bidder was the same company that you considered on May 26, 2009.

2. On May 22, 2009, you discussed your concerns with NewsMarket's offer with their representatives on a conference call. Please elaborate and discuss in more detail what your concerns were.

3. On May 26, 2009, you were considering NewsMarket's updated letter of intent and compared it to a competing offer before entering into exclusive negotiations with NewsMarket. Please revise to explain in greater detail the basis upon which you considered NewsMarket's offer and this other company's offer and why you decided to enter into an exclusive relationship with NewsMarket instead of the other bidder.

4. Please revise to disclose the material terms of your LOI with NewsMarket and the material terms of the exclusivity arrangement.

5. Between June 11, 2009 and July 1, 2009, you negotiated the Merger Agreement with NewsMarket. Please expand your disclosure to describe how the material terms of the Merger Agreement changed through your negotiations. Provide insight into the negotiations that led to the ultimate amount and form of merger consideration of $0.20 cash per share of your common stock.

Reasons for the Merger; Recommendation of Our Board of Directors, page 15

6. Please revise to explain the criteria, bases, or factors upon which you believe that NewsMarket had the most competitive bid.

Opinion of North Haven Partners, Inc.

7. Please provide us with any analyses, reports, presentations or other similar materials, including projections and board books, provided to, or prepared by, North Haven Partners, Inc. in connection with rendering its fairness opinion. We may have further comment upon receipt of these materials. Also provide us with a copy of the engagement letter.

8. Disclose the fee being paid to North Haven for delivery of its fairness opinion.

9.   Expand the discussion to provide a detailed summary of the financial advisor's material financial analyses. Discuss how North Haven considered "historical data with regard to the trading prices of shares of Medialink's common stock." Identify the "similar publicly traded companies" that North Haven considered and explain what "specific financial and operating data" was compared in such analysis.

10.   Please revise to disclose whether North Haven considered, or the Board requested, a discounted cash flow analysis in connection with the fairness opinion.

11.   We note that North Haven was provided with financial forecasts for Medialink. Please disclose these forecasts in the proxy statement.

*   *   *   *

As appropriate, please amend your filing and provide us with the requested information. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all of the information investors require for an informed decision. Since the company and its management are in possession of all of the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all of the information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director

cc: via facsimile to (516) 829-6509
        Ted Tashlik, Esq.
        Tashlik, Kreutzer, Goldwyn & Crandell P.C.